Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following Customer Service Talking Points were distributed by Aetna:

Customer Service Talking Points

July 3, 2015

Aetna has agreed to acquire Humana, which will create a company serving the most seniors in the Medicare Advantage program and the second largest managed care company in the United States. This acquisition advances our strategy of being a leader in the future of health care and supports our overarching mission of building a healthier world.

More information can be found at AetnaHumana.TransactionAnnouncement.com.

If you receive questions from members, plan sponsors or providers about this agreement, please reference the Q&A below.

Why is Aetna acquiring Humana?

Humana has complementary and distinct capabilities that will accelerate our efforts to offer higher quality and more affordable health care plans, as well as a better overall experience.

Will I see any changes in the products and services I get from Aetna as a result of this acquisition?

There are no changes at this time to the products and services we offer. Over the longer-term our products will continue to evolve, including as we progress through the staged integration following the completion of this acquisition. As always, we will communicate any changes that affect you.

If Humana has doctors or hospitals in my area that are not in Aetna’s network, can I go to those doctors now and be considered in network?

No, Aetna and Humana will continue to operate and compete as two separate companies until the acquisition closes. We expect to close in the second half of 2016, and we will spend time working on many issues, including access to Humana’s provider network following closing.

How much bigger will Aetna be once it acquires Humana?

The complementary combination will create the company serving the most seniors in the Medicare Advantage program and the second-largest managed care company in the United States.

I’m a provider; will my primary point of contact or my reimbursement change as a result of this transaction?

Aetna and Humana will continue to operate as two separate companies until the transaction closes. Nothing will change until the transaction closes, which we expect to happen in the second half of 2016. We will keep you informed of any changes as the transaction closing approaches.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this document regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.